Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: May 27, 2014

TO: TriQuint Employees

SUBJECT: Initial organizational design for our combined company

Initial organizational design for our combined company

When we announced the merger between TriQuint and RFMD we identified several key executives in the new organization and my transition to Chairman of the new company’s Board of Directors. Effective Day One, which is the day the merger closes, those announced executives will report directly to Bob Bruggeworth in his role as CEO and the company will begin operating under the new structure. We have now identified four additional positions that will report directly to the CEO. Our goal is to complete the selection process for these four positions before the close of the merger. We remain committed to a fair and transparent process for decisions about our combined organization and sharing what we know as early as feasible.

Roles with the leaders already selected (no changes to prior announcement):

•	Steve Buhaly as Chief Financial Officer – responsible for finance, investor relations and regulatory reporting

•	Dean Priddy as Executive Vice President of Administration – responsible for HR, IT, integration and synergy value creation

•	James Klein as President of Infrastructure and Defense Products – responsible for product marketing, R&D, design centers, pricing, sales and specialized sales support

•	Eric Creviston as President of Mobile Products – responsible for product marketing, R&D, design centers, pricing, sales and specialized sales support

•	Steve Grant as Corporate Vice President for Fab Technology & Manufacturing – responsible for production, fab technology, and process engineering

•	Jim Stilson as Corporate Vice President for Assembly/Test Technology & Manufacturing – responsible for assembly, testing and technology, process engineering, prototyping, and supply chain

Roles decided with leader not yet selected – we will interview a qualified set of candidates before selecting the best leader for each of the following roles:

•	Chief Marketing Officer – responsible for our brand, website, marketing communications, public relations, and internal communications

•	Corporate Vice President of Quality – responsible for all corporate quality functions including customer quality, supplier quality, and failure analysis / reliability labs

•	Corporate Vice President of Business Development and Strategy – responsible for supporting company level strategy development and mergers and acquisitions (M&A)

•	General Counsel – serves as Secretary to the Board of Directors with responsibility for all corporate legal matters, including legal filings, intellectual property (IP) and technology licensing, contracts, and litigation activities

The leaders named in the first section of this integration update are defining the structure and determining leadership for their groups and will announce their respective management teams once final decisions have been made. We appreciate your patience during this phase of the planning process and ask that you continue to stay focused on your current business priorities.

We continue to receive positive feedback on the proposed merger. Last week Bob joined me for the opening of TriQuint’s global sales conference. While there, we heard that reps, distributors and the company’s salesforce see the incredible opportunity of the combined company. We have posted a few videos from the sales conference on the Integration Matters SharePoint site.

As always, if you have questions about the integration, you can submit them one of three ways:

1.	Post anonymously via the Integration Matters web form

2.	Email us at IntegrationMatters@tqs.com

3.	Ask your manager or local HR representative

Thank you for your continued hard work to ensure the success of our combined companies and this integration. I look forward to sharing additional updates and milestones along our exciting journey together.

Sincerely,

Ralph Quinsey

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary

Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.

VIDEOS

TriQuint

2014 Market Reaction Video Script

Set up- “Day in the Life” = world waking up images- include Barcelona, Spain

Sunrise behind mountains (generic)	[on screen text]

Laundry in breeze (generic) Morning Traffic Airport Terminal Barcelona, Spain – video clip	February 24, 2014 Barcelona, Spain Mobile World Congress

video clips of international locations: China, Thailand, London, Sydney, Paris, NYC, etc. Webcast clip :00 -:08 (off top) audio only

[Audio Clip]

“Ladies and Gentlemen, thank you for standing by.” >>

[on screen text]

Investor Call

[Audio Clip]

“Welcome to the RFMD and TriQuint Combine to Create a new leader in RF Solutions conference call.”

Communication images: keyboard, TVs with social media feeds

[Text Headline]

“TriQuint, one of Oregon’s biggest tech companies, combines with RFMD.”

The Oregonian

[Text Quote]

“…new growth opportunities…with scale advantage, new products and an improved operating model.”

Military Aerospace

“The combined company will be about $2 billion in sales and a foundry/component powerhouse in our industry.”

Microwave Journal

“With RF Micro merger pending, TriQuint is growing in High Point…will spark a lot of growth in the wireless component industry.”

Triad Biz Blog

Fox Business News video clip http://video.foxbusiness.com/v/3445754694001/making-money-with-triquint-semiconductor/#sp=show-clips&v=3445754694001

[Video clip]

“Now Charles is back to make some money for us all with TriQuint Semi. Is that a trucking company? No it’s a chip company.”

Video clip:

This company’s been in the networking side, the mobile side & defense. I think this merger’s fantastic^

TriQuint NASDAQ Video inserted into Times Square video	[Text Quote] “TriQuint Semiconductor to combine with RF Micro Devices to create $2 billion RF and microwave company.” Military Aerospace

Fox Business News video clip http://video.foxbusiness.com/v/3445754694001/making-money-with-triquint-semiconductor/#sp=show-clips&v=3445754694001 show stock charts: Jan 1 – April 28, 2014

[Video clip]

Give you an example of how they’re growing, in the first half of last year their gross margins were 27% the second half 36%” –

- they’ve got momentum, they’ve gone from a loss to profits. This is a company turning the corner, I think the merger is fantastic and I think it’s a $15-16 stock.”

Video time lapse: people moving in different cities Charter Equity Research Edward Snyder - (analyst remarks )	[on screen text] Analyst Webcast [Audio Clip] “Edward Snyder from Charter Equity Research- This combination opens up so many possibilities”

http://www.microwavejournal.com/	[Text Quote] “The combination of RFMD and TriQuint appears to be the biggest player so far.” Microwave Journal

RF Micro Devices> RCR interview in Barcelona (running time) 2:31-2:34 clip photo of Ralph being interviewed in Barcelona	[on screen text] Mobile World Congress Barcelona, Spain [Voice clip Ralph Quinsey – audio only] “Going forward it’s going to be a multi-billion dollar enterprise.”

Fab images	[On screen text quotes] “Broader portfolio of technologies and capabilities.” “Enabling the highest performing, smallest, and most cost-effective RF products on the market.”

[photo of James Klein holding wafer]	[On screen text quotes] “Proven expertise” “More function, higher performance” “An ideal union”

Sunrise shot used off top	[Headline] Creating a New Leader in RF Solutions

TriQuint

2014 Monday Opener Video Script

Sunrise behind mountains (generic) –

Sunrise Two logos merge – TriQuint and RFMD	[ON SCREEN TEXT- No Voice over] It’s a new day

Photo: Mobile – person with child and tablet Photo: Infrastructure – telecom tower Photo: Defense – jets	Connecting the new generation to things … to information when and where they need it… to mission critical systems and high performance infrastructure
RFMD and TriQuint logos on photo of NASDAQ wall Stock charts	Transforming the RF industry Building a better business

Product selection guides	Combining technology and product leadership

Photo: Engineer at whiteboard Photo: Employee in bunny suit	Combining creativity with manufacturing expertise

It’s a new day

Photo: Mobile – person on phone Photo: Infrastructure – Monopole and barn Photo: Defense – Jets	Combining strength from multiple innovation pipelines

Video: Spinning blue transparent globe:	Sharing a common culture with the same goals Customer Value Profitable Growth Broader RF Solutions Personal & Team Success

Video Time lapse: busy street	Enabling the industry to do things never before possible

Both company logos on screen (over sunrise)	Defining where together, we can be great

Sunrise video – sun is up	It’s a new day… Let’s get ready